(650) 320-1884
robertclaassen@paulhastings.com
October 5, 2007
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kate Tillan

Re:	SEC Comments of September 24, 2007
Dear Ms. Tillan:
On behalf of Vermillion, Inc. (the Company” or “Vermillion”), set forth below are the responses to the comments in the letter dated September 24, 2007 from the staff of the Division of Corporation Finance (the “staff”) of the Securities and Exchange Commission (the “SEC”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2006. For ease of reference, we have repeated the Staff’s comments below with bold face type before each of Vermillion’s responses.
Form 10-K for the Fiscal Year Ended December 31, 2006
Consolidated Financial Statements, page 42
Note 6. Gain on Sale of Instrument Business, page 57
1.	We note that you completed the sale of your protein research tools and collaborative services business to Bio-Rad Laboratories, Inc. on November 13, 2006. Please tell us about your consideration of paragraphs 41-42 of SFAS 144. Please be sufficiently detailed in your response.
Sale of Instrument Business
Overview:
On November 13, 2006, Ciphergen completed the sale to Bio-Rad Laboratories, Inc. (“Bio-Rad”) of the Company’s protein research tools and collaborative services business (the “instrument business”) through an asset sale transaction (the “Asset Sale”). Pursuant to the terms of the Asset Sale entered into with Bio-Rad on August 14, 2006, Bio-Rad paid the Company approximately $16 million in cash at the closing of the transaction. An additional $4.0 million of contingent cash consideration includes $2.0 million, subject to certain adjustments, to be held in escrow as security for certain obligations of the

October 5, 2007

Company for three years following the closing, and $2.0 million as a holdback amount to be held by Bio-Rad until the issuance of a re-examination certificate confirming a patent.
Subsequent to the November 13, 2006 completion of the Asset Sale, both Ciphergen and Bio-Rad recognized business activities on behalf of each party. As of December 31, 2006, Ciphergen owed to Bio-Rad a total of $1,571,000, which consisted of accounts receivable Ciphergen collected which belonged to Bio-Rad, operating expense invoices processed by Bio-Rad and reimbursable by Ciphergen to Bio-Rad, and other unbilled receivables from Bio-Rad. Similarly, Bio-Rad owed to Ciphergen a total of $619,000, which consisted of operating expense invoices processed by Ciphergen and reimbursable by Bio-Rad to Ciphergen, sales taxes on the sale of assets, and unbilled receivables from Bio-Rad.
Applicability of Paragraphs 41-42 of SFAS 144
Paragraphs 41 and 42 of SFAS 144 state that:
41.	For purposes of this Statement, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment (as those terms are defined in paragraph 10 of Statement 131), a reporting unit (as that term is defined in Statement 142), a subsidiary, or an asset group (as that term is defined in paragraph 4 of SFAS 144).
42.	The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.
The sale by the Company of the instrument business is not classified as discontinued operations because conditions required by paragraph 42 of SFAS 144 for reporting discontinued operations were not met. Paragraph 42 of SFAS 144 requires that the operations and cash flows of the disposed component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and that the Company not have any significant continuing involvement in the operations of the component after the disposal transaction. This is not the case. Under a five-year manufacturing and supply agreement entered into between the Company and Bio-Rad, the outsourcing of the manufacturing operations of the instruments business will not eliminate the operations and cash flows from the ongoing operations of the Company. Under a transition service agreement, Bio-Rad will have shared use of the Company’s server and systems, Bio-Rad and the Company will provide personnel and staffing services

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and the Company will have access and the right to use certain equipment sold to Bio-Rad. Under a sublease agreement, through July 2008 Bio-Rad will sub-lease approximately one half of the manufacturing and office space currently under lease by the Company. Under a five year cross-license agreement, the Company will have the right to certain technology to be used in the diagnostic market. In light of the transition services agreement, sublease, cross-license agreement, and the manufacturing and supply agreement entered into between the Company and Bio-Rad, continuing cash flows are expected to be generated by the Company. In addition, the agreements provide the company with significant continuing involvement in the operations of the instruments business. Accordingly, the Company continues to report the operations of the instrument business in continuing operations due to this continuing involvement.
Note 11. Long-term Debt and Capital Leases, page 62
2.	We note that you issued 7.0% convertible senior notes due 2011 on November 15, 2006. Please tell us about your assessment of the embedded features within the convertible debt under SFAS 133. Please be sufficiently detailed in your response.
Terms of Convertible Notes
Overview:
On November 15, 2006, the Company closed the sale of $16,500,000 of Convertible Senior Notes due September 1, 2011 (the “Notes”). The Notes are unsecured senior indebtedness of the Company and bear interest at the rate of 7.00% per annum, which may be reduced to 4.00% per annum if the Company receives approval or clearance for commercial sale of any of its ovarian cancer tests by the U.S. Food and Drug Administration. Interest is payable on March 1 and September 1 of each year, commencing March 1, 2007. The Notes are convertible at the option of each Holder, at any time on or prior to the close of business on the business day immediately preceding September 1, 2011, into shares of the Company’s common stock at a conversion price of $2.00 per share, equivalent to a conversion rate equal to 500 shares of common stock per $1,000 principal of the New Notes, subject to adjustment in certain circumstances. If a Holder converts all or any portion of its Notes prior to October 31, 2008, upon such conversion, in addition to the Common Stock such Holder would receive, the Holder will be entitled to receive with respect to each Note so converted an amount in cash equal to the difference of (i) the amount of all interest that the Company would be required to pay on such Note from the date of the indenture through October 31, 2008 and (ii) the amount of interest actually paid on such Note by the Company prior to the time of conversion.
Holders of the Notes have the option to require the Company to repurchase the Notes upon a change of control as that term is defined in the indenture and at any time after

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September 1, 2009, if the Company has not received approval or clearance for commercial sale of any of its ovarian cancer tests by the FDA. The Company may redeem the notes at its option, in whole or in part, at any time on or after September 1, 2009 at specified redemption prices plus accrued and unpaid interest, provided that the notes will be redeemable only if the closing price of the stock equals or exceeds 200% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of the notice of the optional redemption. Upon a change of control, each holder of the notes may require the Company to repurchase some or all of the notes at specified redemption prices, plus accrued and unpaid interest. The debenture contains a put option that entitles the holder to require the Company to redeem the debenture at a price equal to 105.0% of the principal balance upon a change in control of the Company.
The notes and common stock issuable upon conversion of the notes were registered with the U.S. Securities and Exchange Commission on Form S-3 on December 15, 2006, and at December 31, 2006 all notes remained issued and outstanding.
Applicability of SFAS 133
The Company used the following technical guidance related to the assessment:
•	EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock
•	FAS 133, Accounting for Derivative Instruments and Hedging Activities, as Amended and Interpreted (February 2004), paragraphs 11a, 12, 13, 61(d)
•	FAS 5, Accounting for Contingencies
•	EITF 05-2, The Meaning of “Conventional Convertible Debt Instrument” in EITF Issue No. 00-19
•	EITF 01-6, The Meaning of “Indexed to a Company’s Own Stock”
•	FASB Staff Position EITF00-19-2: Accounting for Registration Payment Arrangements
•	DIG Issue B15, Embedded Derivatives: Separate Accounting for Multiple Derivative Features Embedded in a Single Hybrid Instrument
•	DIG Issue B16: Embedded Derivatives: Calls and Puts in Debt Instruments
•	DIG Issue B38: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option
•	DIG Issue B39: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor
Company’s analysis and detailed explanations related to the derivative features of the convertible notes are as follows:

October 5, 2007

1.	The Company assessed the conversion option under the guidance in FAS 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”), specifically paragraph 12 and 13, to determine if the conversion option met the definition of a derivative and whether the derivative should be separated from the host contract (the “Note”) and accounted for as a derivative instrument. The Company concluded that the conversion option met the definition of a derivative as defined in FAS 133 and that it was not clearly and closely related to the Note. The Company then assessed whether the conversion option met the paragraph 11(a) scope exception to FAS 133. The Company concluded that the conversion option was indexed to its own stock by applying the guidance set forth in EITF 01-6, “The Meaning of ‘Indexed to a Company’s Own Stock.’” The Company also determined that the conversion option would be classified as stockholders’ equity if it were freestanding by applying the guidance set forth in EITF Issue No. 00-19 (“EITF 00-19”), Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. In applying EITF 00-19, the Company considered all aspects of EITF 00-19 (i.e. paragraphs 12-32), to determine the appropriate classification (i.e. debt or equity) for the conversion option as the Company had concluded that the Note is not considered conventional debt due to a “make-whole” premium the Note Holders could be provided upon a change of control whereby the conversion price is adjusted based on the timing of the change of control. The Company analysis included determining that the contract permits the company to settle in unregistered shares, that the company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding, that the contract contains an explicit limit on the number of shares to be delivered in a share settlement, along with the other provisions in paragraphs 12-32. The Company determined that they met the criteria noted in 00-19 for considering the conversion feature as equity if it were free-standing. Based on the analysis, the Company concluded that the conversion option does not need to be bifurcated from the debt instrument as it meets the FAS 133 paragraph 11(a) scope exception and should be accounted for in accordance with the guidance in APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.

2.	The Company assessed the following features of the Note under the guidance in FAS 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”), paragraphs 12 and 13, to determine if the features met the definition of a derivative and, if so, whether the derivative should be separated from the Note and accounted for as a derivative instrument:

October 5, 2007

•	The Note Holders contingent put option: If the FDA Approval Event (as described in the Note Offering) does not occur by September 1, 2009, the Note Holders have the option after September 1, 2009 to put the debt to the Company for payment at the par value of the Note plus any accrued and unpaid interests. The Company determined that this put option which permits the holder to put the debt at par plus accrued and unpaid interest is clearly and closely related to the host debt instrument as defined in paragraph 61(d) of FAS 133 and the application of DIG Issue B16. As such, the holder’s option to put the Notes at par does not meet the requirements for bifurcation under FAS 133 paragraphs 12 (a).

•	The Company’s call option to call the debt at par plus accrued and unpaid interest (on or after September 1, 2009): The Company concluded that the redemption feature permitting the Company to call the debt at par plus accrued and unpaid interest, on or after September 1, 2009, is clearly and closely related to the host debt instrument based on reference to DIG Issue B39 as it can be only exercised by the debtor, and the index is the fixed premium, which is considered a “plain vanilla” call. Accordingly, the requirements for bifurcation under FAS 133 paragraph 12(a), 13 and 61(d) do not apply.

•	The contingent interest rate reduction from 7% to 4% upon an FDA Approval Event: The Company concluded that the interest rate reduction from 7% to 4% upon an FDA Approval Event is clearly and closely related to the host debt instrument based on reference to DIG Issue B16. In determining the appropriate rate for the debt agreement, the Company considered that the FDA Approval Event was included in the Note as a barometer of the Company’s credit risk. The Company’s credit risk would decrease upon the FDA Approval Event; accordingly, the decrease in the credit risk would result in an adjustment to the interest rate. Part of the Company’s determination was based on the parties to the transaction agreeing that the occurrence or nonoccurrence of an FDA Approval Event would be an effective way to measure the change in the Company’s credit risk. Therefore, the interest rate reduction is related to the perceived credit rating and credit risk of the Company (as the Company’s credit rating will be positively impacted by the FDA approval) and is not indexed to another underlying and the guidance in paragraph 61(h) of FAS 133 and DIG Issue B36 applies. Accordingly, the interest rate reduction does not meet the requirements for bifurcation under FAS 133 paragraphs 12, 13 and 61(h).

October 5, 2007

•	The guaranteed interest payment for any conversion of any note by a holder prior to October 31, 2008: The guaranteed interest payment for any conversion of any note by a holder prior to October 31, 2008 is not clearly and closely related to the host debt instrument as it fails the requirements of FAS 133 paragraph 13(b) whereas the guaranteed interest payment creates an interest rate scenario under which the embedded derivative would at least double the investor’s initial rate of return on the host contract but the embedded derivative would not, at the same time, result in a rate of return that is at least twice what otherwise would be the then-current market return for a contract that has the same terms as the host contract and that involves a debtor with a credit quality similar to the issuer’s credit quality at inception. The Company determined this is an embedded derivative which needs to bifurcated and measured at fair value on the date of inception and subsequently at each reporting period. The fair value of this embedded derivative is based upon certain factors including the Company’s stock price, the time value of money and the likelihood holders would convert within the next two years. Due to the Company’s current stock price at the date of debt issuance and through December 31, 2006 resulting in the conversion feature being substantially out of the money, the likelihood of conversion was deemed to be remote. As such, based on the probability of conversion, the Company determined the embedded derivative had de minimis fair value on the date of inception and on December 31, 2006.

•	The written put option permitting the holder to put the debt at 105% of principal plus accrued and unpaid interest upon a change of control: The written put option permitting the holder to put the debt at 105% of principal plus accrued and unpaid interest, upon a change of control, is not clearly and closely related to the host debt instrument as it fails the requirements of FAS 133 paragraph 13(b). Therefore, the Company determined this feature is an embedded derivate which needs to be bifurcated and measured at fair value on date of inception and subsequently at each reporting period. The fair value of this embedded derivative is contingent upon a change of control. Since a change of control is deemed remote by the Company due to significant related party holdings of the Company’s shares and the presence of certain anti-takeover provisions in the byelaws of the Company, the Company determined the embedded derivative has no fair value on the date of inception and on December 31, 2006.

October 5, 2007

•	The “make-whole premium” that is settled only in shares (upon a change in control): The Company determined the “make-whole premium” is eligible for the scope exception under FAS 133 paragraph 11(a) because it is both solely indexed to and settled in the Company’s own shares. The calculation of the “make-whole premium” (settled only in the Company’s shares) is determined by a formula that references the Company’s share price over time which creates multiple embedded derivatives with different variables but one underlying index. As described in EITF 01-6, neither time nor the change of control is deemed to be a separate index. The Company concluded that this provision therefore does not prohibit equity treatment and bifurcation is not required.

3.	The Company also considered whether the notes contained a Beneficial Conversion Feature or a contingent liability for the registration rights agreements. The Company’s analysis for these two feature are as follows:

•	The Notes do not contain a BCF. The Notes were issued at par and the conversion price is out-of-the-money such that after subtraction of deal costs and original issue discount, the effective conversion price remains out-of-the-money.

•	According to guidance under FSP EITF 00-19-2, the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement shall be recognized and measured separately in accordance with FAS 5 and FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss. The FSP further states that an entity should recognize and measure a registration payment arrangement as a separate unit of account from the financial instrument subject to that arrangement. The transfer of consideration under a registration payment arrangement is not probable at the time of inception or December 31, 2006. Accordingly, the Company concluded that a contingent liability under the registration payment arrangement is not recognized at this time.
If you have any further questions or concerns please feel free to contact me at (650) 320-1884.

October 5, 2007

Sincerely,
/s/ Robert Claassen

Robert Claassen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP